 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 1,251,367 shares of Common Stock (as defined below) owned by Stapleton Acquisition Company, a Delaware corporation (“SAC”). Mr. Craig R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,251,367 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,251,367 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 1,251,367 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 6 of 9

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,251,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,251,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	SAC is a member of a group with Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, as described herein.

CUSIP No. 835637109	Schedule 13D	Page 7 of 9

This Amendment No. 25 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D previously filed by the Filing Persons (as defined in Item 2 of the Statement), as previously amended from time to time (the “Statement”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 4.                                Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On June 23, 2011, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 10:02 a.m. EDT on June 23, 2011. As a result of the Merger, (i) SAC was merged with and into the Issuer, with the Issuer continuing as the surviving corporation, and (ii) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or the Issuer, or by stockholders who had perfected appraisal rights, was cancelled and converted into the right to receive an amount in cash equal to $10.05, without interest.

Item 5.                                Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

As of June 23, 2011, each Filing Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Craig R. Stapleton	1,251,367 (1)	100.0%
Dorothy W. Stapleton	1,251,367 (2)	100.0%
Walker R. Stapleton	1,251,367 (3)	100.0%
Wendy S. Reyes, Trustee, Separate Property Trust	1,251,367 (4)	100.0%
Stapleton Acquisition Company	1,251,367	100.0%
-------------------------------
(1)  Consists of 1,251,367 shares of Common Stock owned by SAC. Mr. Craig R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Craig R. Stapleton described in Item 6 below, Mr. Craig R. Stapleton acquired approximately 44% of the equity interests of SAC. Accordingly, Mr. Craig R. Stapleton has a pecuniary interest in approximately 550,601 of the shares of Common Stock owned by SAC.

(2) Consists of 1,251,367 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Dorothy W. Stapleton described in Item 6 below, Mrs. Dorothy W. Stapleton acquired approximately 19% of the equity interests of SAC. Accordingly, Mrs. Dorothy W. Stapleton has a pecuniary interest in approximately 237,760 of the shares of Common Stock owned by SAC.

(3) Consists of 1,251,367 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Walker R. Stapleton described in Item 6 below, Mr. Walker R. Stapleton acquired approximately 21% of the equity interests of SAC. Accordingly, Mr. Walker R. Stapleton has a pecuniary interest in approximately 262,787 of the shares of Common Stock owned by SAC.

CUSIP No. 835637109	Schedule 13D	Page 8 of 9

(4) Consists of 1,251,367 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, described in Item 6 below, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, acquired approximately 16% of the equity interests of SAC. Accordingly, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, has a pecuniary interest in approximately 200,219 of the shares of Common Stock owned by SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of June 23, 2011, immediately prior to the effective time of the Merger.

Reference is made to the response to Item 4 of this Amendment, which is incorporated by reference in response to this Item.

CUSIP No. 835637109	Schedule 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President
(Name/Title)